February 1, 2016

Ms. Tia Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Boot Barn Holdings, Inc.

Form 10-K for the Fiscal Year Ended March 28, 2015

Filed May 29, 2015

File No. 001-36711

Dear Ms. Jenkins:

The following sets out the response of Boot Barn Holdings, Inc. (the “Company”) to the comment set forth in your letter dated January 19, 2016, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 28, 2015.  For ease of review, we have set out the comment together with the Company’s response.

Form 10-K for the Fiscal Year Ended March 28, 2015
Consolidated Financial Statements and Supplementary Data, page 63
Notes to Consolidated Financial Statements, page 69
Note 2. Summary of Significant Accounting Policies, page 70

Customer Loyalty Program, page 74

1.              We note your disclosure that the provisions and award redemptions previously reported for fiscal years 2014 and 2013 were corrected by $5.4 million and $1.9 million, respectively, to reflect current year activity.  Please provide us with a detailed discussion of the reasons for the corrections and the events that led to the corrections.  Also, as applicable, please tell us how you considered the guidance of FASB ASC 250 and the impact of these corrections on your assessment of internal controls.

Response:

The Company is a retailer of western and work-related footwear, apparel and accessories, operating 205 stores in 29 states and an e-commerce channel.  The Company maintains a customer loyalty program (“CLP”) under which customers accumulate points based on their purchase activity.  Once a customer achieves a certain point level, he or she can earn awards that are redeemable for credits towards merchandise purchases.  Unredeemed awards and accumulated partial points are accrued as unearned revenue and as an adjustment to net sales, and the Company records the unearned revenue on its consolidated balance sheet in “accrued expenses and other current liabilities.” The Company refers to this herein as the “CLP Liability.”  The amount of CLP Liability is adjusted each fiscal period by the addition of newly earned points/awards and the deduction of points/awards that are used. The Company includes in the notes to its consolidated financial statements a reconciliation table for this adjustment showing, for each period, (i) the beginning CLP Liability balance, (ii) the additions for newly-earned points/awards, (iii) the deductions for award redemptions, and (iv) the resulting ending CLP Liability balance.

The Company completed its initial public offering and became a reporting company in October 2014. In connection with the preparation of the Company’s fiscal 2015 consolidated financial statements for inclusion in the Company’s initial annual report on Form 10-K (the “10-K”), the Company identified an error in the CLP Liability reconciliation table included in the notes to the consolidated financial statements that had been included in previously issued prior period financial statements. This reconciliation table presented the changes to the CLP Liability balances (labeled as “Provisions” and “Usage”) for the life of the CLP, rather than on a fiscal year-to-date basis. As a result, “Provisions” and “Usage” were each overstated by $1.9 million for fiscal 2013 and by $5.4 million for fiscal 2014. The Company advises the Staff that because both Provisions and Usage were overstated by an equal amount, there was no net effect on the disclosed ending CLP Liability, and the balance for each fiscal year included on the consolidated balance sheet was correctly stated. Additionally, the error in the disclosure did not impact any of the other financial statements, including the cash flow statement, income statement, and statement of stockholders’ equity. The Company’s fiscal 2015 Form 10-K included the corrected fiscal 2013 and 2014 CLP Liability reconciliation table, and disclosed the correction made. In addition, the Company clarified the labeling of the items in the Form 10-K reconciliation by changing them to “Current year provisions” and “Current year award redemptions;” whereas the previously issued financial statements labeled the items in the reconciliation as merely “Provisions” and “Usage.”

The guidance stated in FASB ASC 250 defines an error in previously issued financial statements as follows:

“An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”

ASC 250-45-23 further states “Any error in the financial statements of a prior period discovered after the financial statements are issued or are available to be issued shall be reported as an error correction, by restating the prior-period financial statements. Restatement requires all of the following (FAS 154, paragraph 25):

a.              The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.

b.              An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.

c.               Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.”

The Company assessed the error under the applicable guidance for necessity of restatement, noting the following as it relates to the points outlined above:

a.              The error related exclusively to the annual activity disclosure for the CLP Liability. Due to the off-setting nature of the error, the ending balances of the CLP Liability ($2.0 million and $1.3 million for fiscal 2014 and 2013, respectively) were accurate in the previously issued financial statements and did not require correction. Therefore, the error had no cumulative effect on the periods prior to those restated and the carrying amounts of assets and liabilities as of the beginning of the first period presented were not affected.

b.              No offsetting adjustment needed to be made to the opening balance of retained earnings for those periods for the reasons outlined above.

c.               The disclosure error did not necessitate revision of any of the Company’s previously issued balance sheets, income statements, statements of cash flows, or statements of stockholders’ equity. However, the Company restated the annual activity in the CLP Liability disclosure included in the notes to the consolidated financial statements and the nature of each correction was disclosed in the notes to the 2015 consolidated financial statements included in the Company’s annual report on Form 10-K for fiscal 2015.

The Company concluded that this restatement to correct the disclosure error for fiscal 2014 and 2013 in the Company’s financial statements included in its Form 10-K for fiscal 2015, as described above, was an immaterial restatement. In making this determination, we considered ASC 250-45-27 which states, in part, “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.” Additionally, ASC 250-10-20 also defined an error in previously issued financial statements as “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.”

The correction of the error had no impact on or relation to income for the full fiscal year, nor did it have an effect on the trend of earnings, earnings per share, or any key ratios. The error did not impact any financial statement line item, rather it was related to the detailed disclosure in the notes of annual activity in the CLP Liability during the fiscal years in question.

The Company further assessed SAB 99, “Materiality”, and SAB 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” which provides the following considerations to evaluate if an error is material:

1.              Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate: The error arose from an item capable of precise measurement, and did not arise from an estimate.

2.              Whether the misstatement masks a change in earnings or other trends: The error did not mask a change in earnings or other trends. The error did not have any impact on earnings or other trends.

3.              Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise: The error had no impact on the Company’s ability to meet analysts’ consensus expectations, as there was no impact on earnings, earnings per share, or other analyst expectations.

4.              Whether the misstatement changes a loss into income or vice versa: The error did not change a loss into income or vice versa.

5.              Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability: The Company’s CLP Liability does not have a significant impact on operations or profitability.

6.              Whether the misstatement affects the registrant’s compliance with regulatory requirements: Not applicable.

7.              Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements: The error had no impact on the Company’s compliance with loan covenants or other contractual requirements.

8.              Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation: The error was unrelated to those metrics impacting management compensation.

9.              Whether the misstatement involves concealment of an unlawful transaction. The misstatement did not involve concealment of an unlawful transaction.

Management also considered whether users of the financial statements may consider this error material, noting the following:

•                  In meetings that management has held with investors since becoming a public company in October 2014, there has not been a focus on the amounts of provisions and redemptions related to the CLP Liability. Therefore, the Company does not believe that the gross CLP provisions and gross redemptions are amounts on which users of the financial statements focus.

•                  As noted above, the existing bank covenants are not impacted by this error, and therefore, the Company’s lenders would not be expected to focus on this disclosure.

•                  As noted above, the error could not have impacted the Company’s ability to meet any analyst earnings or other expectations.

Based on the analysis discussed herein, the Company determined that the amounts and nature of the error were not qualitatively or quantitatively material to the users of the financial statements. Therefore, the Company corrected these disclosures by means of an immaterial restatement of its fiscal 2014 and 2013 financial statements presented for comparative purposes in its fiscal 2015 financial statements filed in the Company’s Form 10-K, but did not amend its previously issued prior period financial statements to include such restated amounts.

The Company also considered the error and correction in its assessment of its internal controls.  The error was made in the preparation of the previously issued financial statements due to a lack of review of the disclosure performed at a detailed enough level to identify the error. While the Company does have a control to tie the financial statements to supporting schedules, and this was performed for the CLP Liability, the Company did not have a control that required review of the summation of the data used to create the disclosure which would have uncovered the error. The other numbers in the footnote, which included the beginning and ending balance of the CLP Liability, tied directly to the general ledger.

During the Company’s first five months of being public and prior to the filing of the Form 10-K, the Company hired a new CFO, a new VP Corporate Controller, and created a VP of External Reporting position in an effort to improve the existing process around external reporting, including the preparation and review of such financial statements. These efforts were made to improve the detailed review of the individual disclosures in the financial statements and to enhance the existing control framework. The error in the particular CLP Liability disclosure was originally identified by management after these new individuals were hired and the review process was enhanced. The Company considered if this could potentially impact other disclosures, and found that other disclosures, in general, agree directly to the general ledger or reconcile to the financial statements and do not require summation of supporting schedules which will not reconcile to the general ledger. No additional errors or deficiencies were identified in any other supporting schedules as part of the fiscal 2015 closing process. As such, the Company believes that the error identified was not pervasive and did not extend to material disclosures within the financial statements. Therefore, there is not a reasonable likelihood of material misstatement or exposure to further undetected errors contained in the financial statement disclosures.

In evaluating the internal controls impact, SEC Release No. 33-8810 states, “Management should evaluate whether the following situations indicate a deficiency in ICFR exists and, if so, whether it represents a material weakness—

•                  Identification of fraud, whether or not material, on the part of senior management;

•                  Restatement of previously issued financial statements to reflect the correction of a material misstatement;

•                  Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting; and

•                  Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.”

The Company considered these factors in order to determine the impact of the control deficiency on an assessment of the Company’s internal control environment. The Company did not identify fraud related to the error as there was no intent to misstate such disclosure by management, the restatement of previously issued financial statements was considered immaterial, the error was identified by management through enhanced review procedures rather than by the Company’s independent auditor, and the error is not representative of ineffective oversight by the Company’s Audit Committee. Based on these factors, and the discussion above with respect to the magnitude of the potential misstatement, the Company concluded that the deficiency was not a material weakness. The Company identified a significant deficiency in internal controls over the calculation of the CLP Liability in the previously issued financial statements and communicated this significant deficiency to the Audit Committee.

Based on the nature of the significant deficiency, and its remediation by the time the Company’s Form 10-K was filed, the Company did not believe it warranted disclosure as a material change in internal control over financial reporting in Item 9A of the Company’s Form 10-K.

*     *     *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please contact the undersigned at 949-453-4421, or Jim Watkins, VP of Investor Relations and External Reporting, at 949-453-4400 ext. 579.

Very truly yours,

/s/ Gregory V. Hackman
Gregory V. Hackman
Chief Financial Officer and Secretary